Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the quarters ended June 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2016		June 30, 2015
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	3,663,030	552,393	4,121,904	621,592
Cost of goods sold	(2,952,611)	(445,260)	(3,284,735)	(495,345)
Gross profit	710,419	107,133	837,169	126,247
Other operating income	16,107	2,429	16,499	2,488
Research and development costs	(139,610)	(21,054)	(138,855)	(20,940)
Selling, distribution and administrative costs	(343,945)	(51,868)	(374,101)	(56,415)
Operating profit	242,971	36,640	340,712	51,380
Finance costs	(20,851)	(3,144)	(29,755)	(4,487)
Share of (loss)/profit of associates	(760)	(115)	36	5
Share of profit/(loss) of joint ventures	998	151	(6,547)	(987)
Profit before tax	222,358	33,532	304,446	45,911
Income tax expense	(44,508)	(6,712)	(60,741)	(9,160)
Profit for the period	177,850	26,820	243,705	36,751
Attributable to:
Equity holders of the parent	123,715	18,656	176,400	26,601
Non-controlling interests	54,135	8,164	67,305	10,150
	177,850	26,820	243,705	36,751
Net earnings per common share	3.15	0.47	4.62	0.70
Unit sales	87,791		115,208

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the six months ended June 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	June 30, 2016		June 30, 2015
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	7,043,199	1,062,130	7,801,906	1,176,545
Cost of goods sold	(5,728,462)	(863,865)	(6,290,307)	(948,593)
Gross profit	1,314,737	198,265	1,511,599	227,952
Other operating income	39,361	5,936	18,001	2,715
Research and development costs	(239,226)	(36,076)	(252,157)	(38,026)
Selling, distribution and administrative costs	(688,092)	(103,766)	(708,598)	(106,858)
Operating profit	426,780	64,359	568,845	85,783
Finance costs	(49,853)	(7,518)	(63,381)	(9,558)
Share of (loss)/profit of associates	(727)	(110)	63	10
Share of loss of joint ventures	(4,851)	(732)	(13,330)	(2,010)
Profit before tax	371,349	55,999	492,197	74,225
Income tax expense	(78,956)	(11,907)	(100,107)	(15,096)
Profit for the period	292,393	44,092	392,090	59,129
Attributable to:
Equity holders of the parent	212,898	32,104	281,755	42,490
Non-controlling interests	79,495	11,988	110,335	16,639
	292,393	44,092	392,090	59,129
Net earnings per common share	5.42	0.82	7.38	1.11
Unit sales	178,562		220,254

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of June 30, 2016 (unaudited)		As of December 31, 2015 (audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	3,664,965	552,685	3,842,123
Trade and bills receivables	6,741,305	1,016,604	7,178,513
Inventories	1,518,078	228,930	1,711,330
Trade and bills payables	4,554,027	686,758	3,841,756
Short-term and long-term interest-bearing loans and borrowings	870,571	131,284	2,455,704
Equity attributable to equity holders of the parent	7,352,440	1,108,765	7,239,617

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